Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT
by and between
CROWDTORCH LLC,
CVENT, INC.
and
VENDINI, INC.
Dated as of December 3, 2015

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INDEX OF DEFINED TERMS

Accounts Receivable	10

Affiliate	3

Agreed Accounting Principles	10

Agreement	3

Ameranth Settlement	3

Arbiter	11

Assumed Contracts	4

Assumed Liabilities	9

Benefit Plans	16

Business	3

Business Day	4

Buyer	3

Buyer Indemnified Persons	27

Buyer’s 401(k) Plan	20

Cash Closing Payment	9

Client Recoupable Bonuses	4

Closing Date	9

Closing Payment	4

Closing Statement	10

Code	4

Confidentiality Agreement	4

Contract	4

Current Representation	24

Designated Person	24

Determination Date	11

Effective Time	4

Encumbrances	4

Estimated Net Working Capital	10

Excluded Assets	8

Excluded Liability	4

Final Adjustment Amount	11

Final Net Working Capital	11

Good Faith Statement	10

Governmental Entity	4

Income Tax Return	4

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Income Taxes	4

Indemnification Deductible	30

Indemnifying Party	28

Injured Party	28

IRS	4

Law	5

Leased Real Property	14

Leases	14

Legal Proceedings	5

Liabilities	5

Loss	5

Material Adverse Effect	5

Material Contract	14

Net Working Capital	6

New Facts	29

Note	9

Notice of Claim	28

Parent	3

Party	6

Permitted Encumbrances	6

Person	6

Post-Closing Periods	6

Post-Closing Representation	24

Pre-Closing Periods	6

Proposed Final Net Working Capital	10

Purchase Price	9

Purchased Assets	7

Qualified Plans	16

Records	22

Related Agreements	6

Resolution Period	11

Retention Bonus	27

Seller FSA Plan	21

Seller Fundamental Representations	29

Seller Indemnified Persons	28

Seller Welfare Plan	20

Seller’s 401(k) Plan	20

Seller’s Knowledge	6

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Signing Bonus Agreement	6

Straddle Period	6

Target Net Working Capital	6

Tax	6

Tax Authority	7

Tax Returns	7

Third Person	28

Third Person Claim	28

Transferred Bank Accounts	8

Transferred Employee	19

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ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT is entered into as of this 3rd day of December, 2015, by and between CrowdTorch LLC, a Delaware limited liability company (“Seller”) and wholly owned subsidiary of Cvent, Inc., a Delaware corporation (“Parent”), and Vendini, Inc., a California corporation (“Buyer”). Unless defined elsewhere within the text of this Agreement, capitalized terms are defined in ARTICLE I.
RECITALS
Seller currently operates consumer-oriented online and box-office ticket sales, premium services and other marketing and promotional services directed towards performance venues and participation sports, including but not limited to sales directed through LaughStub, TuneStub and ElectroStub (the “Business”).
Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of Seller’s right, title and interest in and to the Purchased Assets.
Seller desires to transfer to Buyer, and Buyer desires to accept and assume from Seller, the Assumed Liabilities.
NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants, representations, warranties, conditions, and agreements hereinafter expressed, the Parties agree as follows:
ARTICLE I
DEFINITIONS
Without limiting the effect of any other terms defined in the text of this Agreement, the following words shall have the meaning given them in this ARTICLE I:
1.1    “Affiliate” with respect to any specified Person, means any Person which is controlling, controlled by, or under common control, directly or indirectly, with such specified Person, and, if the Person referred to is a natural Person, any member of such Person’s immediate family. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
1.2     “Agreement” means this Asset Purchase Agreement as executed on the date hereof and as amended or supplemented in accordance with the terms hereof, including all Schedules, Disclosure Schedules and Exhibits hereto.
1.3    “Ameranth Settlement” means the Memorandum of Settlement, dated May 16, 2012, by and among TicketMob, LLC (dba Laughstub, LLC), Abstrakt Designs, LLC, Symfonee Corporation, and Ameranth, Inc.

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1.4    “Assumed Contracts” means each Contract to which Seller or Parent is a party and which is primarily related to the Business.
1.5    “Business Day” means any day which is not a Saturday, Sunday or a legal holiday in the state of Delaware.
1.6    “Client Recoupable Bonuses” means amounts paid to customers to secure customer contracts, which are recouped through that customer’s future revenues, and which are recorded as a prepaid expense and amortized as service fee revenue as recognized through ticket sales.
1.7    “Closing” means the consummation of the transactions contemplated by this Agreement, as provided for in Section 2.5.
1.8    “Closing Payment” means the Cash Closing Payment less (a) the amount, if any, by which the Estimated Net Working Capital is less than the Target Net Working Capital, plus (b) the amount, if any, by which the Estimated Net Working Capital is greater than the Target Net Working Capital.
1.9    “Code” means the United States Internal Revenue Code of 1986, as amended from time to time.
1.10    “Confidentiality Agreement” means the confidentiality agreement, dated as of September 16, 2015, by and between Seller and Buyer.
1.11    “Contract” means any oral or written contract, agreement, lease, indenture, mortgage, deed of trust, evidence of indebtedness, binding commitment or instrument to which Seller or Parent is a party or by which Seller or Parent is bound and that primarily relates to the Business.
1.12    “Effective Time” means the effective time of the Closing, which shall be deemed to be as of 11:59 p.m. EST on the Closing Date.
1.13    “Encumbrances” means material mortgages, liens, pledges, charges, claims, security interests, options, rights of first refusal, easements, restrictive covenants or other encumbrances.
1.14    “Excluded Liability” means any liability set forth on Schedule 1.14.
1.15    “Governmental Entity” means any foreign, federal, state, county, local or other governmental authority or regulatory body, including any court of competent jurisdiction.
1.16     “Income Taxes” means any Tax imposed upon or measured by net income or gross income (excluding any Tax based solely on gross receipts).
1.17    “Income Tax Return” means any Tax Return relating to Income Taxes.

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1.18    “IRS” means the United States Internal Revenue Service.
1.19    “Law” means any federal, state, municipal or local, domestic or foreign, statute, law, ordinance, decree, order, injunction, rule, directive, or regulation of any Governmental Entity or quasi-governmental authority, and includes rules and regulations of any regulatory or self-regulatory authority compliance with which is required by Law, in effect on the date hereof, or, with respect to prior time periods, as in effect during the applicable prior period.
1.20    “Legal Proceedings” means any claim, action, suit, proceeding or investigation before any Governmental Entity, mediator or arbitrator, whether brought, initiated, asserted or maintained by a Governmental Entity or any other Person.
1.21    “Liabilities” means all liabilities, claims, obligations, expenses or damages, whether known or unknown, contingent or absolute, named or unnamed, disputed or undisputed, legal or equitable, determined or indeterminable, or liquidated or unliquidated.
1.22    “Loss” or “Losses” means each and all of the following items to the extent actually paid or incurred: losses, Liabilities, damages, judgments, fines, costs, penalties, amounts paid in settlement and reasonable out-of-pocket costs and expenses incurred in connection therewith (including, without limitation, costs and expenses of suits and Legal Proceedings, and reasonable fees and disbursements of outside legal counsel).
1.23    “Material Adverse Effect” means a material adverse effect on the financial condition or results of operations of the Business taken as a whole (after taking into account any insurance recoveries), but shall not be deemed to include any adverse change, effect, event or development arising from or relating to: (i) general business, economic, or regulatory conditions; (ii) any natural disaster or any national or international political or social conditions (including, but not limited to, terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, whether or not occurring or commenced before or after the date of this Agreement); (iii) changes in financial, banking or securities markets (including but not limited to changes in foreign currency exchange rates) and any disruption thereof and decline in the price of any security or any market index; (iv) changes in accounting standards, requirements or principles (including GAAP); (v) general economic factors or conditions that affect the industries, markets or geographical areas in which the Business operates generally; (vi) any existing event or occurrence or circumstance with respect to which Buyer has knowledge as of the date hereof; (vii) any failure by the Business to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement; (viii) changes in Law or other binding directives issued by any Governmental Entity, or in interpretation thereof by any Governmental Entity; (ix) actions required to be taken under applicable Laws or Contracts; (x) compliance with the terms of, or the taking or omission of any action contemplated by, this Agreement or any Related Agreement or consented to by Buyer; (xi) any action taken or statement made by Buyer or its Affiliates or on behalf of Buyer or its Affiliates; (xii) the execution, delivery, announcement, pendency or performance of this Agreement or the transactions provided for in this Agreement or any Related Agreement, including any disclosure of the identity of Buyer; or (xiii) any matter set forth in the Disclosure Schedules.

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1.24    “Net Working Capital” means current assets of the Business (which shall include cash, prepaid expenses and accounts receivable) less current liabilities of the Business (which shall include accounts payable and accrued liabilities). For the avoidance of doubt, Client Recoupable Bonuses (other than those paid pursuant to that certain Signing Bonus Agreement dated as of November 10, 2015, by and between Seller and Buyer (the “Signing Bonus Agreement”) will be excluded from prepaid expenses.
1.25    “Party” means either Seller or Buyer, and “Parties” means both of them.
1.26    “Permitted Encumbrances” means, collectively, (a) Encumbrances that are disclosed in the Disclosure Schedules, (b) liens relating to Taxes, fees, levies, duties or other Governmental Entity charges of any kind that are not yet delinquent, are being contested in good faith or that can be paid currently with no penalty, (c) statutory liens for mechanics, materialmen, warehousemen’s, laborers, employees, suppliers or similar liens arising by operation of law, (d) in the case of real property, any matters, restrictions, covenants, conditions, limitations, rights, rights of way, encumbrances, encroachments, reservations, easements, agreements and other matters of fact or record, such state of facts of which an accurate survey or inspection of the property would reveal, and the provisions of any Law (including but not limited to statutory liens of landlords, zoning, entitlement, building and other land use regulations), (e) licenses granted to others and disclosed to Buyer, (f) liens on goods in transit incurred pursuant to documentary letters of credit, or (g) purchase money liens and liens securing rental payments under capital lease arrangements.
1.27    “Person” means any individual, corporation, partnership, joint venture, association, joint stock company, limited liability company, trust, incorporated organization or Governmental Entity or political subdivision thereof or any other entity.
1.28    “Post-Closing Periods” means all Tax periods commencing after the Closing Date and the portion of any Straddle Period commencing after the Closing Date.
1.29    “Pre-Closing Periods” means all Tax periods ending on or before the Closing Date and the portion of any Straddle Period ending on or before the Closing Date.
1.30    “Related Agreements” means the Note and the Transition Services Agreement.
1.31    “Seller’s Knowledge” means the current actual knowledge of Nitin Malhotra.
1.32    “Straddle Period” means any Tax period that begins on or before and ends after the Closing Date.
1.33    “Target Net Working Capital” means $0.
1.34    “Tax” or “Taxes” means all federal, state, local, and foreign taxes, assessments, duties or similar charges, including all corporate, franchise, income, sales, use, ad valorem, receipts, value added, profits, license, withholding, payroll, employment, excise, property, customs, net worth, capital gains, transfer, stamp, documentary, social security, social insurance,

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alternative minimum, occupation, recapture and other taxes, and including all interest, penalties and additions imposed with respect to such amounts. Any one of the foregoing Taxes shall be referred to sometimes as a “Tax.”
1.35    “Tax Authority” means any domestic, foreign, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising Tax regulatory authority in accordance with Law.
1.36    “Tax Returns” means all returns, reports, estimates, declarations, information returns or statements required to be filed in connection with any Taxes, including any schedule or attachment thereto, and including any amendment or supplement thereof.
ARTICLE II
PURCHASE AND SALE OF THE PURCHASED ASSETS
2.1    Purchase and Sale of Assets. Subject to the terms and conditions of this Agreement, as of the Effective Time, Seller shall sell, assign, transfer and convey to the Buyer, and the Buyer shall purchase, acquire and accept from Seller, all of such Seller’s right, title and interest to and in all of the assets, properties, rights, licenses and business owned by Seller that are primarily used, or primarily held for use, in the Business, of every kind and description, wherever located, real, personal or mixed, tangible or intangible, as the same shall exist at the Effective Time, free and clear of all Encumbrances other than Permitted Encumbrances (the “Purchased Assets”); provided, however, that in no event shall the Purchased Assets include any Excluded Assets. Without limiting the generality of the foregoing, the Purchased Assets shall include (other than Excluded Assets) all right, title and interest in, to and under:
(a)    all leases of, and other interests in, real properties listed on Schedule 2.1(a);
(b)    all personal property and interests therein primarily used, or primarily held for use, in the Business, including furniture, office equipment, computers and related hardware, software, communications equipment, and other tangible personal property;
(c)    all of Seller’s equity in TM Procure LLC (California), TM Procure CA Inc. (Canada) and CT Procure IRE, Ltd. (Ireland);
(d)    all rights of Seller in, to and under the Assumed Contracts.
(e)    all accounts, notes and other receivables primarily relating to the Business;
(f)    all expenses that have been prepaid by Seller primarily relating to the Business, including, but not limited to, lease and rental payments;
(g)    all of the Seller’s rights, claims, counterclaims, credits, causes of action or rights of set-off against third parties primarily relating to the Business, liquidated or unliquidated;
(h)    all Intellectual Property owned by Seller and all goodwill associated therewith, in each case primarily used or primarily held for use in the Business;

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(i)    the bank accounts of Seller listed on Schedule 2.1(i) (the “Transferred Bank Accounts”); and
(j)    all goodwill primarily associated with the Business or the Purchased Assets;
provided, however, that in no event shall the Purchased Assets include any Excluded Asset.
2.2    Excluded Assets. Notwithstanding any provision in this Agreement or any other writing to the contrary, the following assets, properties, rights, licenses and businesses owned by Seller (the “Excluded Assets”) shall be retained by Parent and Seller and shall be excluded from the Purchased Assets:
(a)    Any Cash and cash equivalents including, without limitation, bank deposits, investments in so-called “money market” funds, commercial paper funds, certificates of deposit, Treasury Bills and accrued interest thereon of Parent and Seller, except for Cash included in the Transferred Bank Accounts;
(b)    Any and all refunds of Taxes and interest thereon attributable to the period of time prior to the Effective Time and any deferred Tax assets of Parent or Seller;
(c)    Any assets utilized by Parent or Seller primarily in connection with Seller’s mobile app business;
(d)    Any assets utilized by Parent or Seller in connection with businesses other than the Business, provided that such assets are not primarily used by the Business;
(e)    Any contracts of insurance or related prepaid assets in respect of the Business (including, without limitation, prepaid insurance attributable to insurance coverage provided by Parent which will not continue following the Closing Date);
(f)    Assets relating to the Benefit Plans of Parent and Seller;
(g)    Intercompany accounts receivable (other than intercompany trade accounts receivable in the Ordinary Course);
(h)    Any assets which relate to or correspond to an Excluded Liability;
(i)    (A) any attorney-client privilege and attorney work-product protection of Parent, Seller or associated with the Business as a result of legal counsel representing Parent or Seller or the Business, including in connection with the transactions contemplated by this Agreement; (B) all documents maintained by legal counsel as a result of representation of Parent, Seller or the Business; (C) all documents subject to the attorney-client privilege and work-product protection described in subsection (A); and (D) all documents maintained by Parent or Seller in connection with the transactions contemplated by this Agreement; and

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(j)    All trademarks, service marks, trade names, corporate names, brand names, domain names, logos or other designations comprising or likely to be confused with the mark Cvent or the Cvent logo, or any confusingly similar mark, term or derivation thereof; and
(k)    Any asset listed on Schedule 2.2(k).
2.3    Assumption of Liabilities. Upon the terms and subject to the terms and conditions of this Agreement, as of the Effective Time, Seller shall assign and transfer to the Buyer, and the Buyer shall assume, all liabilities and obligations (including, without limitation, arising under any Contracts) of Seller primarily relating to the Business other than the Excluded Liabilities (the “Assumed Liabilities”). For the avoidance of doubt, the Assumed Liabilities shall include the Ameranth Settlement, and Buyer and its Affiliates shall have no claims against Parent, Seller or any of their Affiliates related to such agreement or the parties or subject matter thereof.
2.4    Consideration. The consideration that Buyer shall pay Seller for the Purchased Assets shall be an amount equal to Three Million U.S. Dollars (U.S. $3,000,000) plus or minus the amount, if any, by which the Final Net Working Capital is less than the Target Net Working Capital or the amount, if any, by which the Final Net Working Capital is greater than the Target Net Working Capital (such amount, the “Purchase Price”), which, subject to adjustment pursuant to Section 2.8, shall be paid as follows:
(a)    an amount of cash payable at Closing in the amount of $250,000 (the “Cash Closing Payment”), which shall be credited as paid by Buyer in connection with that certain deposit in the same amount made by Buyer to Parent on November 11, 2015; and
(b)    a promissory note in the amount of $2,750,000, in the form attached hereto as Exhibit A (the “Note”).
2.5    Closing. The Closing of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities shall take place at 9:00 a.m. EST on the date hereof (the “Closing Date”). At Closing, Seller shall deliver or cause to be delivered to Buyer the documents and other items identified in Section 2.6, and Buyer shall deliver to Seller (a) by wire transfer of immediately available funds, in accordance with the wire transfer instructions set forth on Schedule 2.5, the Closing Payment, (b) the documents and other items identified in Section 2.7. The Parties intend that the Closing shall be effected, to the extent practicable, by conference call, the electronic delivery of documents and the prior physical exchange of certificates and certain other documents and instruments to be held in escrow by outside counsel to the recipient Party pending authorization by the delivering Party (or their outside counsel) of their release at Closing.
2.6    Closing Deliverables of Seller. At the Closing, Seller shall have made or tendered, or caused to be made or tendered, delivery to Buyer of the following:
(a)    a bill of sale in the form attached hereto as Exhibit 2.6(a);
(b)    an assignment and assumption agreement in the form attached hereto as Exhibit 2.6(b);

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(c)    an executed counterpart signature page to each Related Agreement, duly executed by Seller or its Affiliates, as applicable; and
(d)    the third party consents, if any, set forth on Schedule 2.6(d).
2.7    Closing Deliverables of Buyer. At the Closing, Buyer shall have made or tendered, or caused to be made or tendered, delivery to Seller of the Closing Payment in accordance with Section 2.1 and an executed counterpart signature page to each Related Agreement, duly executed by Buyer or its Affiliates, as applicable.
2.8    Purchase Price Adjustment.
(a)    Parent has caused to be prepared and delivered to Buyer a statement (the “Good Faith Statement”) setting forth Parent’s good faith estimate of (i) the accounts receivable of the Business as of the Closing Date (the “Accounts Receivable”) and (ii) the amount of Net Working Capital as of the Effective Time (such estimate, which may be positive or negative, the “Estimated Net Working Capital”), calculated consistently with the accounting principles set forth on Schedule 2.8(a) (the “Agreed Accounting Principles”). Parent’s reasonable, good faith determination of the Estimated Net Working Capital shall be final and binding for purposes of calculating the Closing Payment.
(b)    As soon as reasonably practicable following the Closing Date, and in any event no later than one hundred twenty (120) days following the Closing Date, Buyer shall cause to be prepared and delivered to Parent a statement (the “Closing Statement”) reflecting the Net Working Capital as of the Effective Time, which may be positive or negative (the “Proposed Final Net Working Capital”). If the Closing Statement is not delivered to Parent within one hundred twenty (120) days after the Closing Date, then the Estimated Net Working Capital delivered to the Buyer under Section 2.8(a) shall be final, binding and non-appealable by the Parties. The Closing Statement shall be prepared consistently with the Agreed Accounting Principles. Subject to the confidentiality provisions of Section 6.3 hereof, Parent shall permit Buyer and its accountants to review promptly upon request, on-site or otherwise, during normal business hours, all records reasonably necessary for the preparation by Buyer of such Closing Statement and to take copies of the same. The Closing Statement shall: (i) not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement and (ii) be based on facts and circumstances as they exist immediately prior to the Closing and shall exclude the effect of any act, decision or event occurring on or after the Closing.
(c)    If Parent has a dispute with respect to the preparation or content of the Closing Statement, Parent shall deliver to Buyer a Notice of Dispute not more than forty-five (45) days after the date Parent receives the Closing Statement. Parent shall be deemed to have agreed with all items and amounts contained in the Closing Statement that are not set forth in the Notice of Dispute. If Parent fails to deliver a Notice of Dispute within such forty-five (45) day period, Parent shall be deemed to have accepted the Proposed Final Net Working Capital as set forth in the Closing Statement. Upon receipt of any Notice of Dispute, Parent and Buyer shall promptly consult with each other with respect to the specified points of disagreement in an effort to resolve such dispute. Parent and Buyer shall have thirty (30) days after Buyer receives the Notice of Dispute to resolve

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any such dispute (the “Resolution Period”). If Parent and Buyer fail to resolve such dispute during the Resolution Period, then Parent and Buyer shall promptly (and in any event within thirty (30) days) refer the dispute to PwC (the “Arbiter”). The Arbiter shall finally resolve, as soon as practicable, and in any event within thirty (30) days after the referral of the dispute to the Arbiter, all points of disagreement with respect to the Closing Statement (which may include any and all items set forth in the Notice of Dispute). Each of Parent and Buyer (or their respective designees) shall be permitted to submit a proposed calculation of Net Working Capital, each as of the Effective Time, and applicable supporting documentation and to make a presentation to the Arbiter in connection with the resolution of such dispute, and, without the mutual agreement of Parent and Buyer, the Arbiter shall not rely on or consider any other documents, materials, presentations or evidence (other than the plain language of this Agreement) in making its determination. The Arbiter shall apply the terms of this Section 2.8 (including Schedule 2.8(a)), and shall otherwise conduct the arbitration under such procedures as Parent and Buyer may agree or, failing such agreement, under the then prevailing Commercial Rules of the American Arbitration Association; provided, however, that the Arbiter’s final resolution must be within the range of values submitted by Parent and Buyer. Each of Parent and Buyer shall bear its own expenses in connection with the arbitration. Notwithstanding the preceding sentence, the fees and expenses of the Arbiter incurred in connection with the arbitration of the Closing Statement shall be allocated between Parent and Buyer by the Arbiter in proportion to the extent either Parent or Buyer did not prevail on items in dispute with respect to the Closing Statement; provided that such fees and expenses shall not include, so long as a Party complies with the procedures of this Section 2.8, the other Party’s outside counsel or outside accounting fees. All determinations by the Arbiter shall be final, conclusive and binding with respect to the Closing Statement as of the Effective Time and the allocation of arbitration fees and expenses, in the absence of fraud or manifest error. The amount of Net Working Capital as of the Effective Time as finally determined in accordance with the terms of this Section 2.8(b), which may be positive or negative, shall be referred to as the “Final Net Working Capital.” The date on which the Final Net Working Capital is finally determined in accordance with this Section 2.8(b) is hereinafter referred to as the “Determination Date.”
(d)    The “Final Adjustment Amount,” which may be positive or negative, means the Final Net Working Capital less the Estimated Net Working Capital.
(e)    If the Final Adjustment Amount is a positive number, such amount shall be added to the principal balance of the Note and bear interest pursuant to the terms of the Note. If the Final Adjustment Amount is a negative number, Buyer shall be entitled to offset from amounts due to Parent under the Note, an amount equal to the Final Adjustment Amount.
(f)    If any Accounts Receivable have not been collected by Buyer within 365 calendar days following the Closing Date, Buyer shall be entitled to offset from amounts due to Parent under the Note, an amount equal to such uncollected Accounts Receivable.
2.9    Completion of Transfers.
(a)    The entire beneficial interest in and to, and the risk of loss with respect to, the Purchased Assets and the Assumed Liabilities, shall, regardless of when legal title thereto shall be transferred to the Buyer, pass to the Buyer as of the Effective Time. All operations of the Business

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shall be for the account of Seller up to the Effective Time and shall be for the account of the Buyer thereafter. In the event legal title to any of the Purchased Assets is not transferred at Closing, Seller shall hold such Purchased Assets as nominee for the Buyer until completion of such transfers.
(b)    In the event that the legal interest in any of the Purchased Assets or Assumed Liabilities to be sold, assigned, transferred or conveyed pursuant to this Agreement, or any claim, right or benefit arising thereunder or resulting therefrom cannot be sold, assigned, transferred or conveyed hereunder as of the Effective Time because any waiting or notice period has not expired or any consents or approvals required for such transfer have not been obtained or waived, then the legal interest in such Purchased Assets or Assumed Liabilities shall not be sold, assigned, transferred or conveyed unless and until such waiting or notice period shall have expired or until approval, consent or waiver thereof is obtained. Seller and Buyer shall use commercially reasonable efforts to cooperate in obtaining such consents or approvals as may be necessary to complete such transfers as soon as practicable. Neither Parent nor Seller shall be required to pay any consideration to any third party to obtain any such consent. The failure of Seller to obtain any required consents or approvals prior to Closing shall not affect the Buyer’s obligations to close under this Agreement or to pay, or cause to be paid, the Purchase Price. Nothing in this Agreement shall be construed as an attempt to assign to the Buyer any legal interest in any of the Purchased Assets or Assumed Liabilities which, as a matter of law or by the terms of any legally binding contract, engagement or commitment to which Seller is subject, is not assignable without the consent of any other party, unless such consent shall have been given.
(c)    Pending the assignments, conveyances and transfers referred to in paragraph (b), Seller shall hold any such non-assigned Purchased Assets or Assumed Liabilities for the benefit and at the risk of the Buyer and shall cooperate with the Buyer in any lawful and reasonable arrangements designed to provide the benefits of ownership thereof to the Buyer.
2.10    Transfer of Assumed Liabilities. As of the Effective Time, the Buyer agrees and undertakes to assume the Assumed Liabilities and to duly and properly perform and discharge the outstanding obligations of Parent and Seller under the Assumed Liabilities.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
Seller hereby makes the following representations and warranties, each of which is true and correct on the date hereof and shall survive the Closing Date and the transactions contemplated hereby to the extent set forth herein.
3.1    Existence; Power; Authorization.
(l)    Each of Parent and Seller has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.

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(m)    The consummation of the transactions contemplated hereby have been duly authorized, approved and ratified by all necessary corporate action on the part of each of Parent and Seller.
(n)    Seller is duly organized, validly existing and in good standing under the laws of Delaware.
3.2    Ownership and Subsidiaries.
(a)    Parent is the sole record and beneficial holder of 100% of the limited liability company membership interests of Seller.
(b)    Disclosure Schedule 3.2(b) lists each of the Subsidiaries of Seller as of the date hereof and its place of organization. Each Subsidiary is directly wholly owned by Seller. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Seller that is owned directly or indirectly by the Seller have been validly issued and are free and clear of all Encumbrances, other than Permitted Encumbrances or encumbrances imposed by applicable securities Laws. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Seller does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.
3.3    Valid and Enforceable Agreement. This Agreement has been duly executed and delivered by each of Parent and Seller and constitutes a legal, valid and binding obligation of each of Parent and Seller, enforceable against each in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) the availability of specific performance, injunctive relief and other equitable remedies.
3.4    No Liabilities. Except for the Assumed Liabilities, all of the liabilities and obligations of Seller and the Business, known or unknown, asserted or unasserted, liquidated or unliquidated, accrued, absolute, contingent, or otherwise, shall remain the liabilities and obligations of Seller from and after the Closing.
3.5    Litigation. Except for those Legal Proceedings that are otherwise set forth on Disclosure Schedule 3.5: (a) there are no Legal Proceedings pending or, to Seller’s Knowledge, threatened, against the Business; and (b) during the past three (3) years there have not been any Legal Proceedings pending or, to Seller’s Knowledge, threatened, against the Business. Seller is not subject to any order, judgment, writ, injunction or decree of any Governmental Entity (excluding any such matters of general applicability or applicable to entities situated similarly to the Business rather than to it specifically).
3.6    Taxes. All Income Tax and material Non-Income Tax Returns required to be filed on or prior to the Closing Date with respect to the Business or the Purchased Assets are true, correct and complete in all material respects and such Tax Returns have been properly filed. All Income Taxes and all other material Non-Income Taxes with respect to the Business or the Purchased Assets have been paid. Neither the Business nor any of the Purchased Assets is

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encumbered by any Encumbrances arising out of any unpaid Taxes, other than Permitted Encumbrances. There are no pending or, to Seller’s Knowledge, threatened, audits, investigations, claims or other actions for or relating to any material additional liability of Seller in respect of Taxes solely with respect to the Business or the Purchased Assets. There are no tax liens on any of the Purchased Assets, except for Permitted Encumbrances. Notwithstanding anything to the contrary contained in this Agreement, this Section 3.6 constitutes the sole representations and warranties of Seller under this Agreement with respect to the Taxes
3.7    Properties; Title.
(g)    Seller owns no real property with respect to its operation of the Business. Disclosure Schedule 3.7(a) sets forth a list of all real property currently leased by the Business (the “Leased Real Property”). The leases in respect of the Business’ occupancy of each parcel of Leased Real Property (the “Leases”) are in full force and effect and are valid, legal and binding as against Seller, and, to Seller’s Knowledge, the other party thereto, except to the extent the legal, valid and binding nature of such leases is affected by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, or (ii) the availability of specific performance, injunctive relief and other equitable remedies. Seller has a valid leasehold interest in each parcel of Leased Real Property, free and clear of any Encumbrances, other than Permitted Encumbrances. Except as set forth on Disclosure Schedule 3.7(a), Seller is not subleasing or licensing to any Person the right to use or occupy any portion of the Leased Real Property. To Seller’s Knowledge there exists no default under any of the Leases, where such default would reasonably be expected to have a Material Adverse Effect.
(h)    Seller is not a lessee under any leases with respect to personal property in relation to the Business.
(i)    Seller has good and marketable title to or valid leasehold interest in, the Purchased Assets, free and clear of all Encumbrances, other than Permitted Encumbrances, and other than the Intellectual Property which is covered in Section 3.11. There are no existing agreements, options, commitments or rights with or to any person to acquire any of the Purchased Assets, or rights or any interest therein.
(j)    Except as set forth on Schedule 3.7(d), with respect to Intellectual Property (which is covered under Section 3.11), and the Excluded Assets, the Purchased Assets and Assumed Liabilities constitute all property, real and personal, which are necessary to the Business as presently conducted in the Ordinary Course.
3.8    Assumed Contracts. All written customer Contracts pursuant to which revenue has been generated during the past twelve (12) months and that are Assumed Contracts and all other material Assumed Contracts have been made available to Buyer (each, a “Material Contract”). Each Material Contract is a legal, valid and binding obligation of Seller and, to Seller’s Knowledge, is in full force and effect. All such Material Contracts are valid, binding and enforceable in accordance with their terms and are in full force and effect. Seller has fulfilled all material obligations required pursuant to each Material Contract to have been performed by Seller. Except as set forth on Schedule 3.8, to Seller’s Knowledge, no customer, supplier or other Person with a

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material business relationship with Seller has any intention to cease or substantially reduce the use or supply of products, goods or services of or to the Business, whether as a result of the Closing or otherwise, which when aggregated would have a material adverse impact on the Business.
3.9    Licenses and Permits. The Seller has all material Governmental Entity permits, licenses and authorizations necessary for the conduct of the Business as presently conducted in the Ordinary Course and all such permits, licenses and authorizations are in full force and effect.
3.10    Compliance with Laws. Seller (with respect to the Business) is currently and for the past three (3) years has been in compliance with all applicable Laws in all respects, except for violations that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; provided, however, that the foregoing representation and warranty is not made as to compliance with specific Laws where such compliance is addressed by compliance representations contained elsewhere in this ARTICLE III.
3.11    Intellectual Property.
(a)    Disclosure Schedule 3.11(a)(i) sets forth a list of all of the following types of registered Intellectual Property, including pending applications therefor, that are owned, used or licensed by Seller (with respect to the Business) as of the date hereof: (i) patents; (ii) trademark and service mark registrations; (iii) copyright registrations; and (iv) domain names. To Seller’ s Knowledge, the items listed on Disclosure Schedule 3.11(a)(i) have been duly maintained, including the submission of all necessary filings and fees in accordance with the legal and administrative requirements of the appropriate jurisdictions and have not lapsed, expired or been abandoned.
(b)    Except as set forth on Disclosure Schedule 3.11(a)(i), to Seller’s Knowledge, Seller is the owner of all right, title and interest to the items set forth on Disclosure Schedule 3.11(a)(i), in all such cases free and clear of all Encumbrances, except Permitted Encumbrances and except where the failure to so own would not reasonably be expected to have a Material Adverse Effect.
(c)    Except as set forth on Disclosure Schedule 3.11(c), to Seller’s Knowledge, during the past three (3) years, Seller has not received any written notice that it is infringing the Intellectual Property of any other Person in the conduct of the Business, and to Seller’s Knowledge, Seller does not presently infringe the Intellectual Property of any other Person, except as would not reasonably be expected to have a Material Adverse Effect.
(d)    To Seller’s Knowledge, as of the Effective Time no Intellectual Property owned by Seller is being infringed or misappropriated by a third party.
Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties in this Section 3.11 are the sole representations and warranties of Seller relating to intellectual property matters.

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3.12    Employee Benefit Matters.
(a)    Disclosure Schedule 3.12(a) sets forth each material employee benefit plan, as defined in Section 3(3) of ERISA, and any employment, retention, severance or similar contract, plan, arrangement or policy and each other written plan or arrangement providing for cash or equity compensation, profit-sharing, incentive or deferred compensation, vacation benefits, medical, dental or vision benefits, disability and sick leave benefits, life and other insurance or retirement benefits, in each case which is maintained, administered or contributed to by Parent with respect to the Business, other than statutory plans or employee benefit plans required under applicable Law (“Benefit Plans”). With respect to each Benefit Plan, Seller has afforded Buyer the opportunity to obtain a copy of the plan document or a summary thereof and, if applicable, the Forms 5500 with all attachments for the last three (3) plan years, and the determination or qualification letter from the IRS.
(b)    The Benefit Plans have been maintained and administered in compliance with applicable Laws in all material respects except as set forth in Disclosure Schedule 3.12(b).
(c)    Disclosure Schedule 3.12(c) identifies each of the Benefit Plans that is intended to meet the requirements of Section 401(a) of the Code (the “Qualified Plans”). Each Qualified Plan (i) has either obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and (ii) to Seller’s Knowledge, there has been no event or circumstance that has adversely affected or is reasonably expected to adversely affect such qualified status.
(d)    None of the Benefit Plans set forth on Disclosure Schedules 3.12(a) or 3.12(c) is subject to Title IV of ERISA or is a multiemployer plan, as defined in Section 3(37) of ERISA.
Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties in this Section 3.12 are the sole representations and warranties of Seller relating to employee benefit matters.
3.13    Employees. There are no collective bargaining agreements relating to Seller’s relationship with any Transferred Employee. Seller has not recognized any labor organization, nor has any such organization been certified, as the exclusive bargaining agent of any Transferred Employees. There are no strikes, work stoppages or labor disputes threatened or pending against Seller (with respect to the Business). To Seller’s Knowledge, no Transferred Employee is subject to any agreement with any other person or entity which requires such employee to assign any interest in inventions or other intellectual property or keep confidential any trade secrets, proprietary data, customer lists or other business information or which restricts such employee from engaging in competitive activities with the Business or solicitation of employees of the Business.
3.14    Revenue Reports. Except as set forth in Schedule 3.14, the revenue by customer reports attached hereto as Schedule 3.14 are true and correct in all material respects.

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3.15    Brokers, Finders. No finder, broker, agent, or other intermediary acting on behalf of Seller is entitled to a commission, fee, or other compensation in connection with the negotiation or consummation of this Agreement or any of the transactions contemplated hereby.
3.16    No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III (AS MODIFIED BY THE DISCLOSURE SCHEDULES), THE PURCHASED ASSETS ARE SOLD “AS IS, WHERE IS” AND EACH OF PARENT AND SELLER EXPRESSLY DISCLAIM ANY OTHER REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO LIABILITIES, OPERATIONS OF THE FACILITIES, THE TITLE, CONDITION, VALUE OR QUALITY OF THE BUSINESS AND THE PURCHASED ASSETS OR THE PROSPECTS (FINANCIAL OR OTHERWISE), RISKS AND OTHER INCIDENTS OF THE BUSINESS, AND EACH OF PARENT AND SELLER SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WHETHER LATENT OR PATENT, OR AS TO THE CONDITION OF THE BUSINESS. NO EXHIBIT TO THIS AGREEMENT, NOR ANY OTHER MATERIAL OR INFORMATION PROVIDED BY OR COMMUNICATIONS MADE BY SELLER OR ANY OF ITS AFFILIATES, OR BY ANY ADVISOR, AGENT OR REPRESENTATIVE THEREOF, WHETHER BY USE OF A “DATA ROOM,” OR IN ANY INFORMATION MEMORANDUM OR OTHERWISE, OR BY ANY BROKER OR INVESTMENT BANKER, WILL CAUSE OR CREATE ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE TITLE, CONDITION, VALUE OR QUALITY OF THE BUSINESS OR THE PURCHASED ASSETS.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer hereby makes the following representations and warranties to Parent and Seller, each of which is true and correct on the date hereof and shall survive the Closing Date and the transactions contemplated hereby to the extent set forth herein.
4.1    Existence and Power.
(c)    Buyer has the corporate power, and authority to enter into this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.
(d)    Buyer is duly organized, validly existing and in good standing under the laws of California.
(e)    Except as set forth on Disclosure Schedule 4.1, no permit, consent, waiver, approval or authorization of, or declaration to or filing or registration with, any Governmental Entity or third party is required in connection with the execution, delivery or performance of this Agreement by Buyer, or the consummation by Buyer of the transactions contemplated hereby. The transactions contemplated hereby will not: (x) violate any order, ruling, writ, judgment, or decree of any Governmental Entity applicable to Buyer; or (y) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default, or give rise to any right of termination,

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cancellation, maturation, or acceleration of any Liability or obligation, under any of the terms, conditions or provisions of any note, bond, mortgage, license, contract, agreement or other instrument or obligation to which Buyer is a party.
4.2    Authorization. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized, approved and ratified by all necessary action on the part of Buyer.
4.3    Valid and Enforceable Agreement. This Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and (ii) general principles of equity.
4.4    Brokers, Finders. No finder, broker, agent, or other intermediary acting on behalf of Buyer or any of its Affiliates is entitled to a commission, fee, or other compensation in connection with the negotiation or consummation of this Agreement or any of the transactions contemplated hereby.
4.5    Litigation. There are no actions, suits, proceedings, orders or investigations pending or, to Buyer’s knowledge, threatened against Buyer or any of its Affiliates, at law or in equity, which if adversely determined would have a material adverse effect on Buyer’s performance under this Agreement or the consummation of the transactions contemplated hereby. There are no injunctions, decrees or unsatisfied judgments outstanding against or related to Buyer or any of its Affiliates which could interfere with Buyer’s ability to consummate the transactions contemplated by this Agreement.
4.6    Financial Capability. Buyer has and will continue to have sufficient funds available to deliver the Purchase Price, to fulfill its obligations under the Note and to consummate the transactions contemplated by this Agreement.
4.7    Independent Investigation.
(d)    In making the decision to enter into this Agreement and the Related Agreements and to consummate the transactions contemplated hereby and thereby, other than reliance on the representations, warranties, covenants and obligations of Seller set forth in this Agreement and in the Related Agreements, Buyer has relied solely on its own independent investigation, analysis and evaluation of Business and the Purchased Assets (including Buyer’s own estimate and appraisal of the value of the financial condition, assets, operations and prospects of the Business and the Purchased Assets). Buyer confirms to Seller that Buyer is sophisticated and knowledgeable in the Business and is capable of evaluating the matters set forth above. WITHOUT LIMITING THE FOREGOING, BUYER ACKNOWLEDGES THAT PARENT, SELLER AND THEIR AFFILIATES AND THEIR RESPECTIVE RELATED PERSONS HAVE MADE NO REPRESENTATION OR WARRANTY CONCERNING (I) ANY USE TO WHICH THE PURCHASED ASSETS MAY BE PUT, (II) ANY FUTURE REVENUES, COSTS, EXPENDITURES, CASH FLOW, RESULTS OF OPERATIONS, FINANCIAL CONDITION OR

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PROSPECTS OF THE BUSINESS OR THE PURCHASED ASSETS, (III) ANY OTHER INFORMATION OR DOCUMENTS MADE AVAILABLE TO BUYER OR ITS AFFILIATES OR RELATED PERSONS OR (IV) THE CONDITION OF THE PROPERTY USED BY THE BUSINESS. BUYER FURTHER ACKNOWLEDGES THAT NONE OF PARENT, SELLER OR ANY OF THEIR AFFILIATES AND RELATED PERSONS HAVE MADE ANY REPRESENTATIONS OR WARRANTIES IN ANY RELATED AGREEMENT. NONE OF PARENT, SELLER OR ANY OF THEIR AFFILIATES MAKES OR PROVIDES, AND BUYER HEREBY WAIVES, ANY WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE QUALITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO SAMPLES OR CONDITION OF THE BUSINESS OR THE PURCHASED ASSETS OR ANY PART THEREOF.
ARTICLE V
EMPLOYEES
5.1    Buyer’s Obligations.
(c)    Buyer will offer employment to the employees of the Business set forth on Schedule 5.1(a). Any such employee who is offered employment by Buyer and accepts such offer shall be hereinafter referred to as a “Transferred Employee.”
(d)    For no less than six months following the Closing Date (the “Benefits Period”), Buyer shall provide each Transferred Employee with cash compensation and benefits equivalent to their current compensation and benefits; provided, however, that Buyer will have full authority and flexibility to reduce or eliminate compensation based on employee performance or based on company-wide austerity measures.
(e)    Severance. Parent, Seller and Buyer shall use commercially reasonable efforts to take any and all required actions necessary to minimize to the greatest extent practicable the possibility that severance benefits and/or Governmental Entity-required termination liabilities shall be payable to a Transferred Employee regardless of whether such Transferred Employee becomes employed by Buyer or one of its Affiliates or accepts Buyer’s or one of its Affiliates’ offer of employment; provided, however, to the extent the payment of severance benefits and/or Governmental Entity-required termination liabilities to any Transferred Employee is required as a result of the consummation of the transactions contemplated by this Agreement and the consequent transfers of employment, such severance benefits and Governmental Entity-required termination liabilities shall be the responsibility of Buyer and Seller as set forth on Schedule 5.1(c). Except as set forth on Schedule 5.1(c), Buyer shall indemnify Parent, Seller, and their Affiliates and hold them harmless from and against any Losses which may be incurred or suffered by any of them in connection with any claim made by a Transferred Employee, severance payments or termination indemnities triggered for any reason due to a Transferred Employee’s termination or deemed termination of employment on or after the Effective Time for any reason.
(f)    Prior Service. Buyer shall grant (or cause its Affiliates to grant) each Transferred Employee credit for years of prior service with Parent, Seller or any of their Affiliates or their respective predecessors for all purposes, including the payment of any severance benefits

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and benefit accrual, under each “employee benefit plan” (including plans within the meaning of Section 3(3) of ERISA) sponsored or monitored by Buyer or any of its Affiliates; provided, however, that such credit shall not result in a duplication of benefits. Buyer, Parent and Seller agree to cooperate and exchange such information as is necessary to avoid any such duplication of benefits.
(g)    401(k) Plan.
(i)    As of the Effective Time, Buyer or one of its Affiliates shall have in effect one or more defined contribution plans that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (“Buyer’s 401(k) Plan”). Buyer shall be responsible for any and all Liabilities and other obligations with respect to Buyer’s 401(k) Plan. Each Transferred Employee who was a participant in one or more of the Qualified Plans that are individual account plans as set forth on Schedule 5.1(e)(i) (“Seller’s 401(k) Plan”) shall become a participant in Buyer’s 401(k) Plan as of the Effective Time.
(ii)    As soon as practicable after the Closing Date, Buyer and Parent shall select a date that is mutually agreeable on which Transferred Employees shall be eligible to effect a “direct rollover” (as described in Section 401(a)(31) of the Code) of their account balances (including participant loans) under Seller’s 401(k) Plan to Buyer’s 401(k) Plan in the form of cash and participant loan notes. Parent and Buyer shall take all actions necessary to permit such rollovers as soon as practicable after the Closing Date including, without limitation, amendment of Buyer’s 401(k) Plan to allow for direct rollovers and continued payment of outstanding participant loans.
(h)    Welfare Benefits.
(i)    Unless otherwise provided under a Seller Welfare Plan, immediately prior to the Effective Time, each Transferred Employee shall cease participation in the welfare benefit plans of Parent and its Affiliates (each, a “Seller Welfare Plan”) and at the Effective Time shall immediately commence participation in the welfare benefit plans maintained, administered or contributed to by Buyer and its Affiliates made available to such Transferred Employees, without any waiting time (to the extent that coverage replaces coverage under a comparable Seller Welfare Plan, in which such Transferred Employee participated immediately prior to Closing).
(ii)    For purposes of each welfare benefit plan of Buyer or one of its Affiliates providing medical, dental, and/or pharmaceutical benefits to any Transferred Employee, Buyer shall cause all actively-at-work requirements of such plans to be waived for such Transferred Employee and his or her covered dependents (other than limitations or waiting periods that are already in effect with respect to such Transferred Employees and dependents and that have not been satisfied as of the Effective Time).
(iii)    With respect to Benefit Plans in which benefits are subject to co-payments, coinsurance, deductibles or similar employee cost-sharing requirements, Buyer or one of its Affiliates will take any and all required actions necessary with respect to its

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corresponding welfare benefit plans to give Transferred Employees full credit for all co-payments, coinsurance, deductibles and out-of-pocket maximums satisfied prior to the Effective Time in the same plan year as if the Transferred Employees had maintained continuous coverage under a single welfare benefit plan.
(iv)    Buyer shall be responsible for providing any “continuation coverage” required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for any Transferred Employee and all “qualified beneficiaries” of any Transferred Employee for whom a “qualifying event” occurs before, at or after the Closing Date. The terms “continuation coverage,” “qualified beneficiaries” and “qualifying event” shall have the meanings ascribed to them under Section 4980B of the Code.
(v)    As of the Effective Time, Parent shall transfer from medical and dependent care account plans of Parent and its Affiliates (each, a “Seller FSA Plan”) to one or more medical and dependent care account plans established or designated by Buyer the account balances of Transferred Employees, and Buyer shall be responsible for the obligations of the Seller FSA Plans to provide benefits to Transferred Employees with respect to such transferred account balances at or after the Effective Time. Each Transferred Employee shall be permitted to continue to have payroll deductions made as most recently elected by him or her under the applicable Seller FSA Plan for the plan year of the Seller FSA Plan in which the Effective Time occurs. Promptly after the Closing Date, Buyer shall reimburse Seller for benefits paid by the Seller FSA Plans to any Transferred Employee prior to the Effective Time to the extent in excess of the payroll deductions made in respect of such Transferred Employee prior to the Effective Time with respect to the Seller FSA Plan’s plan year in which the Effective Time occurs. Promptly after the Closing Date, Seller shall transfer to Buyer in cash any excess amount credited to the Seller FSA Plan that results from the Transferred Employees’ payroll deductions credited to the Seller FSA Plan exceeding the total amount of benefits that have been paid under the Seller FSA Plan prior to the Effective Time with respect to the Seller FSA Plan’s plan year in which the Effective Time occurs.
(i)    WARN Act. Buyer hereby indemnifies Parent, Seller and their Affiliates against and agrees to hold each of them harmless from any and all Losses incurred or suffered by Parent, Seller or any of their Affiliates with respect to the Worker Adjustment and Retraining Notification Act or any similar applicable Law arising as a result of Buyer’s failure to comply with the requirements set forth by this Agreement or any of the Related Agreements.
5.2    Employee Claims.
(a)    Benefit Plan Claims. Parent, Seller and their Affiliates shall be responsible for all claims incurred prior to the Effective Time in connection with any Seller Welfare Plan for Transferred Employees and their beneficiaries and dependents. All claims incurred at or after the Effective Time under a Seller Welfare Plan or a welfare benefit plan of Buyer or its Affiliates by Transferred Employees and their beneficiaries and dependents shall be the responsibility of Buyer or its Affiliates. For purposes of this Section 5.2(a), the following claims shall be deemed to be incurred as follows: life, disability, accidental death and dismemberment and business travel accident

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insurance benefits, upon the death, illness, injury or accident giving rise to such benefits; and health or medical, dental, vision care and/or prescription drug benefits, upon provision of such services, materials or supplies.
(b)    Workers Compensation Claims. Buyer shall be responsible for all workers’ compensation claims of any Transferred Employee that are based upon events or conditions occurring at or after the Effective Time. Parent and Seller shall be responsible for all workers’ compensation claims of any Transferred Employee that are based upon events or conditions occurring prior to the Effective Time.
(c)    Other Claims. Buyer shall be responsible for all liabilities in connection with claims not covered by subsection (a) and (b) of this Section 5.2 incurred at or after the Effective Time by Transferred Employees and their eligible dependents including without limitation liabilities under benefit plans of Buyer or its Affiliates, or otherwise.
5.3    No Third Party Beneficiaries. No agreement between the Parties nor any action by Parent, Seller, Buyer, or their Affiliates shall be deemed to create any third party beneficiary rights in any employees of Parent, Seller, Buyer or any of their Affiliates, and no Person other than the Parties shall have any rights to enforce any provision hereof.
ARTICLE VI
COVENANTS OF THE PARTIES
6.1    Books and Records. From and after the Closing, Buyer shall provide Parent, Seller and their Affiliates and their representatives with reasonable access (on-site or otherwise, at Seller’s sole discretion) during normal business hours, to all books and records related to the Business not subject to the attorney-client privilege, work product doctrine, or other similar privilege (unless pursuant to a joint defense or similar agreement), including, but not limited to, accounting and Tax records, sales and purchase documents, notes, memoranda, test records and any other electronic or written data (“Records”) pertaining or relating to Pre-Closing Periods for any reasonable purpose, including but not limited to (a) preparing Tax returns and (b) defending any claim in respect of which a Notice of Claim has been served on Seller (provided that, solely with respect to lawsuits between the Parties hereto, the requirements of applicable Law, and not this Agreement, shall govern the obligation of Buyer to provide Parent, Seller or their Affiliates with Records, as defined herein, and other information requested by Seller or its Affiliates with respect to such matter); provided, that if such access involves entry onto any facility of Buyer or its Affiliates, (a) Buyer shall be entitled to have a representative of Buyer accompany Parent, Seller and/or their representatives, financial advisors, consultants, lenders and auditors at all times and (b) Seller shall indemnify and hold Buyer and its Affiliates harmless from any and all liabilities, claims, demands, damages, and expenses of any kind or nature which arise or accrue as a result of such entry. To the extent deemed necessary by Parent, Seller or their Affiliates with respect to their other business operations, Parent, Seller and their Affiliates may retain copies of such Records prior to providing the originals to Buyer, or, as soon as practicable after Closing, Buyer shall provide to Parent, Seller and their Affiliates copies of all or any portion of such non-privileged Records as requested by Parent, Seller and their Affiliates. Unless otherwise consented to in writing by Parent or Seller, Buyer shall not,

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for a period of seven (7) years following the date hereof or such longer period as retention thereof is required by applicable Law, destroy, alter or otherwise dispose of (or allow the destruction, alteration or disposal of) any of the Records without first offering to surrender to Parent and Seller such Records.
6.2    Cooperation. On or after the Closing Date, the Parties shall, on request, cooperate with one another by furnishing any additional information, executing and delivering any additional documents and instruments, including contract assignments, and doing any and all such other things as may be reasonably required by the Parties or their counsel to consummate or otherwise implement the transactions contemplated by this Agreement.
6.3    Confidentiality; Announcements.
(a)    Buyer acknowledges that, in the course of its dealings and investigations of the Business, Buyer and its Affiliates and their respective representatives have and will become aware of confidential information and documents of Parent, Seller and their Affiliates, and that its use of such confidential information and documents, or communication of such information to third parties, could be detrimental to Parent, Seller and their Affiliates. Buyer covenants that, following Closing, any confidential information known to Buyer (including through any Transferred Employee) or its Affiliates or their respective representatives with respect to other businesses operated by Parent, Seller or any of their Affiliates, shall be maintained in confidence and shall not be disclosed or used by Buyer or its Affiliates or their respective representatives without Parent’s prior written consent, unless Buyer can demonstrate that such information is otherwise publicly available through no fault of Buyer or its Affiliates or their respective representatives. With respect to information and documents related to the Business, at Parent’s request in the event that the Closing shall not occur, and, with respect to information and documents related to the other businesses operated by Parent, Seller or any of their Affiliates, as soon as practicable following Closing, (A) Buyer shall, and shall cause its Affiliates and their respective representatives to, promptly destroy all information and documents concerning the Business or other businesses operated by Parent, Seller or any of their Affiliates, as the case may be (including any copies thereof or extracts therefrom), and (B) Buyer shall (and shall cause its Affiliates and their respective representatives to) keep confidential and shall not use any such information or documents unless required to disclose such information or documents pursuant to judicial order, regulation or law. If Buyer, any of its Affiliates, or any of their respective representatives becomes legally compelled (by oral questions, interrogatories, requests for information or documents, subpoena, civil or criminal investigative demands, or similar process) or is required by a regulatory body to make any disclosure that is prohibited by this Section 6.3, Buyer will provide Parent with prompt notice (to the extent such notice is not prohibited by law) of such requirement so that Parent may seek (at Parent’s sole cost and expense) an appropriate protective order or other appropriate remedy. Subject to the foregoing, Buyer, such Affiliate, or such representative, as applicable, may furnish that portion (and only that portion) of such information that Buyer, such Affiliate, or such representative, as applicable, is legally compelled or is otherwise required to disclose.
(b)    The Parties agree that no press release or other public statement concerning the negotiation, execution and delivery of this Agreement or the transactions contemplated hereby,

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or the Purchase Price, the Closing Payment or the terms hereunder, shall be issued or made without the prior written approval of both Parent and Buyer (which approval shall not be unreasonably withheld), except as required by the rules of any national securities exchange, national securities association or over-the-counter market, foreign or domestic, as applicable, or applicable law or regulation. The Parties agree that any press release to be made in respect of the transactions contemplated by this Agreement shall be in the form agreed to by Parent and Buyer.
6.4    Insurance. The Parties agree that Buyer shall not have the benefit of or access to any insurance policies of Parent, Seller or their Affiliates.
6.5    Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.
(e)    Buyer waives and shall not assert, and agrees to cause its Affiliates to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Parent, Seller or any of their Affiliates or any shareholder, officer, employee or director of Parent, Seller or any of their Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement, the Related Agreements or the transactions contemplated hereby, by any legal counsel currently representing Parent, Seller or any of their Affiliates in connection with this Agreement, the Related Agreements or the transactions contemplated hereby (the “Current Representation”).
(f)    Buyer waives and shall not assert, and agrees to cause its Affiliates to waive and to not assert, any attorney-client privilege solely to the extent inherited as a result of the transactions contemplated by this Agreement with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation prior to the Closing Date in connection with any Post-Closing Representation, including in connection with a dispute with Buyer or any of its Affiliates, it being the intention of the Parties hereto that all rights to attorney-client privilege and to control such attorney-client privilege shall be retained by Parent and Seller.
(g)    Buyer agrees to take, and to cause their respective Affiliates to take, all steps reasonably necessary to implement the intent of this Section 6.5.
6.6    Tax Covenants.
(a)    All transfer, documentary, sales, use, value-added, gross receipts, stamp, registration or other similar transfer Taxes incurred in connection with the transactions contemplated by the terms of this Agreement, including all recording or filing fees, notarial fees and other similar costs of Closing, that may be imposed, payable, collectible or incurred shall be split equally by Seller and Buyer.
(b)    No later than 90 days after Closing, the Seller shall submit an allocation of the Purchase Price and the Assumed Liabilities (and all other amounts constituting an amount realized for Tax purposes) among the Purchased Assets in accordance with Section 1060 of the Code and the Treasury regulations thereunder (and any similar provision of state, local Law, as appropriate) to Buyer for its review. Buyer and Seller shall report and file Tax Returns (including,

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but not limited to IRS Form 8594) for all Tax purposes in a manner consistent with such allocation and shall take no position inconsistent therewith or contrary thereto, unless required to do so by applicable Law.
(c)    Buyer shall prepare, or cause to be prepared, and file, or cause to be filed, all Tax Returns for any Straddle Period with respect to any of the Purchased Assets or the Business. Buyer shall submit all such Straddle Period Tax Returns to Seller for its review and comment at least thirty (30) days prior to the due date for filing such Tax Returns, and Buyer and Seller agree to consult and resolve in good faith any issues arising as a result of the review of such Tax Returns. Seller shall pay to Buyer within fifteen (15) days after the date on which Taxes are paid with respect to a Straddle Period an amount equal to the portion of such Taxes that relates to the Pre-Closing Period, except to the extent such Taxes were paid by or on behalf of Seller prior to Closing or by Seller after Closing. For purposes of this Section 6.6(c), the portion of such Tax that relates to the Pre-Closing Period shall (x) in the case of any Income Taxes or Taxes based upon or related to employment, sales and use, value added and other non-periodic Taxes be deemed equal to the amount that would be payable if the relevant Tax period ended on the Closing Date and (y) in the case of any periodic Taxes and Taxes other than Taxes in (x) be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Tax period. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practices, policies and Tax Returns of Parent and Seller.
(d)    Any Tax refunds and interest thereon that are received by Buyer and any amounts credited against Tax to which Buyer or its Affiliates) become entitled that relate to Straddle Periods shall be apportioned in the same manner as the Parties bore the underlying Taxes. Buyer shall pay over to Seller any such refund and interest or the amount of any such credit within fifteen (15) days after receipt or entitlement thereto. In the event Buyer fails to pay Seller any such amounts due under this Section 6.6(d) within the time period specified, Buyer shall pay, in addition to the amounts due, interest on such amount, compounded annually, calculated using a 365 day year from the date of receipt or entitlement thereto through the date prior to the date of payment at the prime lending rate of JP Morgan Chase Bank as in effect from time to time.
(e)    Buyer and Seller agree to furnish, or cause to be furnished, to each other, upon written notice, as promptly as practical, such information (including reasonable access to books and records) and assistance as is reasonably necessary for the filing of any Tax Return, preparation of the portion of any financial statement related to Taxes, the conduct of any Tax audit, and for the prosecution or defense of any claim, suit or proceeding relating to any Tax matter. Buyer and Seller shall reasonably cooperate with each other in the conduct of any Tax audit or other Tax proceedings and each shall execute and deliver such documents as are reasonably necessary to carry out the intent of this Section 6.6. Any Tax audit or other Tax proceeding shall be deemed to be a Third Person Claim subject to the procedures set forth in Section 7.4 of this Agreement.
6.7    Use of Parent and Seller Names and Marks.
(a)    Buyer will cease all use of all trademarks, service marks, trade names, corporate names, brand names, domain names, logos or other designations comprising or likely to

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be confused with the mark Cvent or the Cvent logo, or any other marks listed on Schedule 6.7 in any fashion or combination, as well as eliminate the use of any other designation indicating affiliation with Parent, Seller, or any of their Affiliates, as soon as practicable after the Closing Date but not more than ninety (90) days after the Closing Date; provided, however, that with respect to stationery, checks, contracts, purchase orders, agreements and other business forms and writings, which could result after the Closing Date in a legal commitment of Parent, Seller or any of their Affiliates, Buyer will cease immediately after the Closing Date any use of the designations set forth on Schedule 6.7 as well as of any other designation indicating affiliation after the Closing Date with Parent, Seller, or any of their Affiliates. Within thirty (30) Business Days after the Closing Date, Buyer shall notify, in writing, all customers, suppliers and financial institutions having current business relationships with the Business that the Business has been acquired from Seller by Buyer. Buyer hereby agrees to indemnify Parent, Seller and their Affiliates with respect to any liability resulting from the foregoing, including, without limitation, the use of any such trademarks, service marks, trade names, corporate names, brand names, domain names, logos or other designations.
(b)    For 360 calendar days, Buyer grants to Seller, Parent and any assignee a non-exclusive royalty-free license to use, reproduce, electronically distribute and publicly display the CrowdTorch mark for the promotion of mobile event apps.
6.8    Certain Claims Control. Buyer hereby unconditionally and irrevocably grants in favor of Parent, Seller and their Affiliates the right to defend and control the claims and matters set forth on Schedule 7.1 for which Parent and Seller are fully responsible for, including the disclosure, investigation, and negotiation thereof. Buyer and its Affiliates shall grant reasonable access to Parent, Seller and their Affiliates or the Persons designed by Parent, Seller and their Affiliates to any documents or records needed to defend such claims and matters.
6.9    Accounts Receivable; Receipts and Disbursements; Repayment of Retention Bonus.
(e)    In the event that Buyer receives any payments subsequent to the Closing Date relating to any accounts receivable of Parent or Seller not included in the Purchased Assets, such payment will be the property of, and will be immediately forwarded and remitted to Parent as hereinafter provided. After the Closing Date, Buyer will pay to Parent as soon as practical all such amounts received after the Closing Date by Buyer with respect to accounts receivable of Parent or Seller.
(f)    In the event that Seller receives any payments subsequent to the Closing Date relating to any accounts receivable included in the Purchased Assets or any other amount due to Buyer which is attributable to or arises out of the period on or subsequent to the Closing Date, such payment will be the property of, and will be immediately forwarded and remitted to Buyer as hereinafter provided. After the Closing Date, Seller will pay to Buyer as soon as practical all amounts received after the Closing Date by Seller with respect to accounts receivable of Buyer.
(g)    Schedule 6.9(c) sets forth the amount and payment terms of retention bonuses paid or to be paid to certain Transferred Employees (each, a “Retention Bonus”), as well as the allocable portion of each such bonus between Buyer and Seller. If any Transferred Employee (i)

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is paid a portion of the Retention Bonus at Closing and is later required to pay such amount back pursuant to the terms of such Retention Bonus, Buyer shall promptly reimburse Parent 100% of the amount set forth in the column entitled “Upfront Retention to be Paid on Closing Date” on Schedule 6.9(c) or (ii) does not earn the Retention Bonus pursuant to the terms of such Retention Bonus (i.e., Buyer does not make the Retention Bonus payment set forth in the column entitled “Retention to be Paid on June 30, 2016” on Schedule 6.9(c)), Buyer shall promptly reimburse Parent for 50% of the amount set forth in the column entitled “Retention to be Paid on June 30, 2016” on Schedule 6.9(c).
ARTICLE VII
INDEMNIFICATION
7.1    Indemnification by Seller. Subject to the limitations set forth in this ARTICLE VII, Parent and Seller shall jointly and severally indemnify and hold harmless Buyer against and in respect of any and all Losses incurred directly or indirectly, in connection with, arising from or as a result of:
(e)    any breach, non-fulfillment or violation of the covenants made in this Agreement by Parent or Seller;
(f)    any breach of any of the representations and warranties made in this Agreement by Seller;
(g)    the ownership, use or possession of the Excluded Assets;
(h)    the Excluded Liabilities; and
(i)    any matter set forth on Schedule 7.1.
Any indemnification provided for under this Section 7.1 shall be deemed also to extend to directors, shareholders and officers (in their capacity as such) of Buyer and its Affiliates (in all, the “Buyer Indemnified Persons”).
7.2    Indemnification by Buyer. Subject to the limitations set forth in this ARTICLE VII, Buyer shall indemnify and hold harmless Parent and Seller against and in respect of any and all Losses incurred directly or indirectly in connection with, arising from or as a result of:
(c)    any breach, non-fulfillment or violation of the covenants made in this Agreement by Buyer or any of its Affiliates;
(d)    any breach of any of the representations or warranties made in this Agreement by Buyer;
(e)    the ownership, use or possession of the Purchased Assets or the conduct or operation of the Business, occurring prior to, at or after the Effective Time (except, in each such case, to the extent that the Buyer is entitled to be indemnified pursuant to Section 7.1);

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(f)    the Assumed Liabilities; and
(g)    any claim made by a Transferred Employee for any reason due to any Transferred Employee’s termination or deemed termination of employment on or after the Effective Time for any reason.
Any indemnification provided for under this Section 7.2 shall be deemed also to extend to directors, shareholders, officers and employees (in their capacity as such) of Seller and its Affiliates (in all, the “Seller Indemnified Persons”).
7.3    Notice and Payment of Losses. Upon obtaining knowledge of any Loss, any Person entitled to indemnification under Section 7.1 or Section 7.2 (the “Injured Party”) shall give prompt written notice to the Party liable for such indemnification (the “Indemnifying Party”) specifying the facts constituting the basis for such claim and the amount, to the extent known, of the claim asserted (such written notice being hereinafter referred to as a “Notice of Claim”). If the Indemnifying Party disputes such claim of indemnification, it shall notify the Injured Party thereof within thirty (30) days after receipt of the Notice of Claim, whereupon the Injured Party and the Indemnifying Party shall meet and attempt in good faith to resolve their differences with respect to such claim or indemnification. If the dispute has not been resolved within thirty (30) days after the Parties first meet to attempt such resolution, either Party may initiate litigation in accordance with this Agreement. If the Indemnifying Party does not dispute the Injured Party’s claim of indemnification, the Indemnifying Party shall pay the amount of any valid claim within thirty (30) days after receipt of the Injured Party’s Notice of Claim.
7.4    Defense of Third Party Claims.
(h)    If an Injured Party is entitled to indemnification hereunder because of a claim asserted by any claimant (other than an Injured Party hereunder) (“Third Person”), the Injured Party shall give a Notice of Claim to the Indemnifying Party promptly after such assertion is actually known to the Injured Party. The Indemnifying Party shall have the right, upon written notice to the Injured Party, and using counsel reasonably satisfactory to the Injured Party, to investigate, secure, contest, or settle the claim alleged by such Third Person (a “Third Person Claim”); provided that the Indemnifying Party will not consent to the entry of any judgment with respect to the matter or enter into any settlement with respect to the matter without the written consent of the Injured Party (not to be withheld or delayed unreasonably), except that the Indemnifying Party shall be entitled to consent to any judgment and/or enter into any settlement without the consent of the Injured Party if such judgment or settlement requires only the payment of money. For the avoidance of doubt, a claim or challenge asserted by a Governmental Entity, including without limitation, the IRS, the U.S. Department of Commerce or the U.S. Environmental Protection Agency, against an Injured Party shall be considered a Third Person Claim hereunder. The Injured Party may thereafter participate in (but not control) the defense of any such Third Person Claim with its own counsel at its own expense, unless separate representation is necessary to avoid a conflict of interest, in which case such representation shall be at the expense of the Indemnifying Party. If the Indemnifying Party elects not to defend the Injured Party with respect to such Third Person Claim, the Injured Party shall have the right, at its option, to assume and control defense of the matter. The failure of the Indemnifying Party to respond in writing to the Notice of Claim within thirty (30) days after

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receipt thereof shall be deemed an election not to defend the same. If the Indemnifying Party does not so elect to indemnify and assume the defense of any such Third Person Claim, (a) the Injured Party may defend against such claim, in such manner as it may deem appropriate, including, but not limited to, settling such claim, after giving written notice of the same to the Indemnifying Party, on such terms as the Injured Party may deem appropriate; provided that in all cases the Injured Party will not consent to the entry of a judgment or enter into any settlement with respect to the matter without the written consent of the Indemnifying Party (not to be withheld or delayed unreasonably), except that the Injured Party shall be entitled to consent to any judgment and/or enter into any settlement without the consent of the Indemnifying Party if such judgment or settlement does not require the payment of money and (b) the Indemnifying Party may participate in (but not control) the defense of such action, with its own counsel at its own expense. The Parties shall make available to each other all relevant information in their possession relating to any such Third Person Claim and shall cooperate in the defense thereof.
(i)    Without limiting the foregoing, if the Injured Party has previously delivered a Notice of Claim to the Indemnifying Party, and the Indemnifying Party is or was eligible to but has not elected or did not elect to assume control of the defense of such claim, then the Injured Party shall promptly (i) disclose in writing to the Indemnifying Party any material new or materially changed allegations or claims being asserted against the Injured Party in respect of such claim, and (ii) upon request of the Indemnifying Party, provide a written summary of the status of such claim to the Indemnifying Party (all of the information provided in clauses (i) and (ii) above, if such summary discloses a change that is adverse to the Indemnifying Party, the “New Facts”). Upon notice of New Facts, the Indemnifying Party shall again have the right, upon written notice to the Injured Party, and using counsel reasonably satisfactory to the Injured Party, to investigate, secure, contest, or settle the Third Person Claim to which the New Facts relate subject to the terms and conditions of Section 7.4(a). The failure of the Indemnifying Party to respond in writing to the New Facts within thirty (30) days after receipt thereof shall be deemed an election not to defend the Third Person Claim to which such New Facts relate.
7.5    Survival of Representations and Warranties. All of the representations and warranties made by any Party in ARTICLE III and ARTICLE IV shall survive the Closing for a period of twelve (12) months following the Closing Date and thereafter to the extent a Notice of Claim is made within such period with respect to any breach of such representation or warranty occurring within such period and set out in such Notice of Claim, until resolved or judicially determined; provided that the representations and warranties set forth in Sections 3.1(a), 3.1(b), 3.2(b) 3.3. 3.6, 3.7(c), 3.13 (the “Seller Fundamental Representations”), 4.1(a) and 4.2 shall survive the Closing Date until the expiration of the statute of limitations applicable to the matters set forth therein. No Party shall be entitled to indemnification for breach of any representation and warranty set forth in ARTICLE III and ARTICLE IV unless a Notice of Claim of such breach has been given to the Indemnifying Party within the period of survival of such representation and warranty as set forth herein.
7.6    Limitation on Indemnification.

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(c)    The provisions for indemnity under Section 7.1(b) shall be effective only to the extent that the Losses for which indemnification is sought exceed $50,000 (the “Indemnification Deductible”), in which case the Injured Party shall be entitled to indemnification of the Injured Party’s Losses only in excess thereof.
(d)    The indemnification obligations of Seller pursuant to Section 7.1(b) shall be limited to the amount of the Purchase Price.
(e)    All indemnification obligations shall be paid in U.S. Dollars in the United States.
(f)    Notwithstanding anything in this Agreement to the contrary, Buyer Indemnified Persons shall not be entitled to indemnification hereunder:
(i)    to the extent any Loss arises from actions taken or not taken by Buyer or on behalf of Buyer, or any event or occurrence occurring, after Closing;
(ii)    for any Taxes attributable to Post-Closing Periods.
(g)    Each Party hereby agrees that it shall, and it shall cause its Affiliates to, use its or their commercially reasonable efforts to mitigate any Losses to be indemnified under this ARTICLE VII upon and after becoming aware of any event or condition that could reasonably be expected to give rise to any Losses that may be indemnifiable hereunder. If an Injured Party mitigates its Losses after the Indemnifying Party has paid the Injured Party under any indemnification provision of this Agreement in respect of such Losses, the Injured Party must promptly notify the Indemnifying Party and promptly pay to the Indemnifying Party the extent of the value of the benefit to the Injured Party of that mitigation (less the Injured Party’s reasonable costs of mitigation) within two (2) Business Days after the benefit is received.
(h)    An Injured Party’s right to indemnification pursuant to Section 7.1 or Section 7.2, respectively, will be reduced by the amount payable by a third party (including an insurance company), or paid by such third party to another for the account or benefit of Seller or Buyer, as the case may be, with respect to the settlement or resolution of a claim for which Seller or Buyer, as the case may be, was entitled to indemnification hereunder. Buyer shall pursue recovery from such third parties and under all insurance policies available to it prior to seeking indemnification from Seller pursuant to this ARTICLE VII and is not entitled to the indemnification rights contained in this ARTICLE VII until all rights against third parties have been pursued in good faith. Buyer shall remit to Seller any such insurance or other third party proceeds that are paid to Buyer with respect to Losses for which Buyer has been previously compensated pursuant to Section 7.1.
7.7    Characterization and Calculation of Indemnity Payments. Any indemnification payments made pursuant to this Agreement shall be considered, to the extent permissible under Law, as adjustments to the Purchase Price for all Tax purposes.
7.8    Exclusive Remedy. The remedies set forth in this ARTICLE VII shall provide the exclusive remedy for breach of any covenant, agreement, representation or warranty set forth

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in this Agreement, any other agreement ancillary hereto executed pursuant to this Agreement and the transactions contemplated hereby or thereby, other than (i) claims based on fraud or (ii) claims under the Note. Buyer and its officers, directors, employees, agents, stockholders and Affiliates expressly waive any and all rights and remedies against Seller under Environmental Laws. The Parties may not avoid the limitations on liability set forth in this ARTICLE VII by seeking damages for breach of contract, tort or pursuant to any other theory or liability.
7.9    Certain Damages. In no event shall any Buyer Indemnified Persons be entitled to recover or make a claim for any amounts in respect of, and in no event shall “Losses” for purposes of this Agreement (including amounts indemnifiable under Sections 7.1) be deemed to include, consequential, incidental or indirect damages, lost profits or punitive, special or exemplary damages and, in particular, damages calculated by “multiple of profits” or “multiple of cash flow” or similar valuation methodology.
ARTICLE VIII
MISCELLANEOUS PROVISIONS
8.1    Notice. All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made: (i) when sent to a Party by facsimile or other electronic transmission, addressed to it at its facsimile number or e-mail address specified below; (ii) upon being delivered by courier delivery to the Party for whom it is intended; or (iii) five (5) Business Days after having been deposited in the mail, certified or registered (with receipt requested) and postage prepaid, addressed at the address shown in this Section 8.1, or, as applicable, using such other address, facsimile number or e-mail address as may be designated in writing hereafter by such Party.
If to Buyer:
Vendini, Inc.
660 Market Street
San Francisco, CA 94104
Attn:    Mark Tacchi
Telephone:    800-901-7173
E-mail:        mtacchi@vendini.com
Facsimile:    415-276-9036
If to Parent or Seller:
Cvent, Inc.
1765 Greensboro Station Place
Suite 700
Tysons Corner, VA 22102
Attn:    General Counsel
Telephone:    703-226-3500
E-mail:        compliance@cvent.com

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With a copy to:
Bryan Cave LLP
One Metropolitan Square
211 North Broadway, Suite 3600
St. Louis, Missouri 63102
Telephone: (314) 259-2000
Fax: (314) 259-2020
E-mail: joel.lander@bryancave.com
Attention: Joel N. Lander
8.2    Entire Agreement. This Agreement, the Schedules, Disclosure Schedules and Exhibits hereto, the Related Agreements and the Signing Bonus Agreement embody the entire agreement and understanding of the Parties with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements and understandings relating to such subject matter hereof and thereof.
8.3    Severability. If any provision hereof shall be held invalid or unenforceable by any court of competent jurisdiction or as a result of future legislative action, such holding or action shall be strictly construed and shall not affect the validity or effect of any other provision hereof, as long as the remaining provisions, taken together, are sufficient to carry out the overall intentions of the Parties as evidenced hereby.
8.4    Assignment; Binding Agreement. This Agreement and various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the Parties hereto and their successors and permitted assigns. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be transferred, delegated, or assigned by Buyer without the prior written consent of Parent.
8.5    Counterparts. This Agreement may be executed by facsimile or other digital means, simultaneously in multiple counterparts or in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.
8.6    Expenses. Except as otherwise provided herein, each Party hereto will pay all costs and expenses incident to its due diligence, negotiation and preparation of this Agreement and to its performance and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including the fees, expenses and disbursements of its counsel and accountants.
8.7    Headings; Interpretation. The article and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. Each reference in this Agreement to an Article, Section, Schedule, Disclosure Schedule or Exhibit, unless otherwise indicated, shall mean an Article or a Section of this Agreement or a Schedule, Disclosure Schedule or Exhibit attached to this Agreement, respectively. References herein to “days,” unless otherwise indicated, are to consecutive calendar days. All Parties have participated substantially in the negotiation and drafting of this Agreement

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and agree that no ambiguity herein should be construed against the draftsman. For the purposes of determining whether any amount of local currency exceeds or is less than any U.S. Dollar amount referred to in this Agreement, the exchange rate prevailing on the relevant date (or, if the relevant date is not a Business Day, on the immediately preceding Business Day) as published by the New York Times shall be used. References to a “corporation” or “company” shall be construed so as to include any corporation, company or other body corporate, wherever and however incorporated or established.
8.8    Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware, without regard to the conflicts of law rules thereof.
8.9    No Waiver. No disclosure of information made in this Agreement or required to be made pursuant to this Agreement shall be deemed to constitute a waiver of the attorney-client privilege or work product doctrine, or to the extent such disclosure could be so construed, the Parties shall enter into a mutually acceptable agreement to protect such disclosure.
8.10    Amendment and Waiver. Any provision of this Agreement may be amended or waived only if such amendment or waiver is in writing and signed, in the case of an amendment, by each of the Parties, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof.
8.11    No Third Party Beneficiaries or Other Rights. Nothing herein shall grant to or create in any Person not a party hereto, or any such Person’s Affiliates, any right to any benefits hereunder, and no such party shall be entitled to sue either Party to this Agreement with respect thereto. The representations and warranties contained in this Agreement are made for purposes of this Agreement only and shall not be construed to confer any additional rights on the Parties under applicable state or federal or foreign securities laws.
8.12    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a named Party (and then only to the extent of the specific obligations undertaken by such named Party in this Agreement and not otherwise), no past, present or future Affiliate of any Party, or past, present or future director, officer, member, manager, employee, agent or representative of any Party or its Affiliates, shall have any liability for any obligations or liabilities of any Party under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

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IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed as of the date first above written.

BUYER
Vendini, Inc.
By: /s/ Mark Tacchi
Name: Mark Tacchi
Title: President and CEO

PARENT
Cvent, Inc.
By: /s/ Rajeev Aggarwal
Name: Rajeev Aggarwal
Title: President and Chief Executive Officer

SELLER
CrowdTorch LLC
By: /s/ Nitin Malhotra
Name: Nitin Malhotra
Title: Manager

Signature Page to Asset Purchase Agreement
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The following exhibits and schedules to the Asset Purchase Agreement are omitted from this filing:
Exhibit A - Promissory Note

Schedule 1.14 - Excluded Liabilities
Schedule 2.1(a) - Leased Real Property
Schedule 2.1(i) - Bank Accounts
Schedule 2.2(k) - Excluded Assets
Schedule 2.5 - Wire Transfer Instructions
Schedule 2.6(d) - Consents
Schedule 2.8(a) - Agreed Accounting Principles
Schedule 3.2(b) - Subsidiaries
Schedule 3.5 - Litigation
Schedule 3.7(a) - Leased Real Property
Schedule 3.7(d) - Necessary Property
Schedule 3.8 - Assumed Contracts
Schedule 3.11(a)(i) - Intellectual Property
Schedule 3.11(c) - Notices of Alleged Infringement
Schedule 3.12(a) - Benefit Plans
Schedule 3.12(b) - Benefit Plans
Schedule 3.12(c) - Benefit Plans
Schedule 3.14 - Revenue by Customer
Schedule 5.1(a) - Transferred Employees
Schedule 5.1(c) - Employee Severance
Schedule 5.1(e)(i) - 401(k) Plan
Schedule 6.7 - Cvent Marks
Schedule 6.9(c) - Transferred Employees' Retention
Schedule 7.1 - Seller Retained Claims

Cvent, Inc. agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.

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